SEC FILE NUMBER: 0-7900

CUSIP NUMBER:  53215T

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☑  Form 10-K         Form 20-F         Form 11-K           Form 10-Q       Form 10D        Form N-SAR      Form N-CSR

For Period Ended: February 28, 2009

 Transition Report on Form 10-K

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q

  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Life Partners Holdings, Inc.
Full name of registrant

N/A
Former name if applicable

204 Woodhew Drive
Address of Principal Executive Office (Street and number)

Waco, Texas 76712
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Life Partners Holdings, Inc. (“We”) has filed this Form 12b-25 to notify the Commission that we are unable to file our Annual Report on Form 10-K for the year ended February 28, 2009 (the “Annual Report”) by the prescribed date due to our need for additional time to complete the presentation of certain footnotes to our financial statements for the reporting period.  We are working diligently to complete the footnotes and anticipate that the Annual Report will be filed within the time allowed by this extension under Rule 12b-25.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including regarding the registrant’s expectations as to the filing date of its Annual Report, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to, the results and effect of the registrant’s review of its accounting matters, finalization of its audit and completion of its financial statements and Annual Report, the ability of the registrant to file its Annual Report within the extension period, the impact on the registrant’s business and the risks detailed from time to time in the registrant’s periodic reports filed with the SEC.  The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David M. Martin                       (254) 751-7797
(Name)                                       (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  ☑    No  

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes      No  ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Life Partners Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2009	By: /s/ David M. Martin Name: David M. Martin Title: Chief Financial Officer